File No. 813-00375

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO APPLICATION FOR AN ORDER

UNDER SECTIONS 6(b) AND 6(e)

OF THE INVESTMENT COMPANY ACT OF 1940

of

THE BLACKSTONE GROUP L.P.

(Exact name of applicant as specified in charter)

345 Park Avenue

New York, NY 10154

(Address of principal executive offices)

Copies of all Communications and Orders to:

Robert L. Friedman, Esq.	Sarah E. Cogan, Esq.
The Blackstone Group L.P.	Michael Wolitzer, Esq.
345 Park Avenue	Simpson Thacher & Bartlett LLP
New York, NY 10154	425 Lexington Avenue
New York, NY 10017

Application pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940.

i

GLOSSARY

Terms defined throughout the text of this Application have been collected in this Glossary for the convenience of the reader. Please refer to the definitions found in the text of this Application.

“Advisers Act” means the Investment Advisers Act of 1940, as amended.

“Advisory Person” means any person who is not an employee, officer or director of Blackstone or is an entity outside of Blackstone and is an affiliated person of a Partnership as defined in Section 2(a)(3)(E) of the 1940 Act.

“Affiliate” has the meaning found in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended.

“Applicant” means the Company.

“Application” means this amended application for the Order.

“Blackstone” means the Company, together with any Affiliate of the Company.

“Blackstone Third Party Fund” means an investment fund or separate account, organized primarily for the benefit of investors who are not affiliated with Blackstone, over which a Blackstone entity exercises investment discretion or which is sponsored by a Blackstone entity.

“Board” means the General Partner or board of directors (or similar body) of the General Partner or any committee serving similar functions of the General Partner.

“Co-Investor” means with respect to any Partnership any person who is (i) an “affiliated person” (as such term is defined in the 1940 Act) of such Partnership (other than a Blackstone Third Party Fund); (ii) a Blackstone entity; (iii) an officer, director or partner of a Blackstone entity; or (iv) an entity (other than a Blackstone Third Party Fund) in which the General Partner or an Affiliate acts as a general partner or has a similar capacity to control the sale or other disposition of the entity’s securities.

“Commission” means the Securities and Exchange Commission.

“Company” means The Blackstone Group L.P., a Delaware limited partnership.

“Consultants” means persons or entities whom Blackstone has engaged on retainer to provide services and professional expertise on an ongoing basis as regular consultants or business or legal advisors to Blackstone.

“Eligible Employee” means (a) an individual who (i) is a current or former employee, officer, director or current Consultant of Blackstone and (ii) except for a maximum of 35 employees described in this Application, meets the standards of an “accredited investor” under

Rule 501(a)(5) or (6) of Regulation D or (b) an entity that (i) is a current Consultant of Blackstone and (ii) meets the standards of an “accredited investor” under Rule 501(a) of Regulation D.

“Eligible Family Member” means a spouse, parent, child, spouse of child, brother, sister or grandchild of an Eligible Employee, including step and adoptive relationships.

“General Partner” means an Affiliate of the Company that acts as a general partner or manager of a Partnership or in a similar capacity.

“Interests” mean the limited partner or similar ownership interests in a Partnership held by the Limited Partners.

“Investment Manager” means any Blackstone entity or group of Blackstone employees that has investment management responsibility with respect to the acquisition, management and disposition of Portfolio Investments for the Partnerships.

“Limited Partner” or “Participant” means any Partner other than the General Partner.

“Managing Employee” means any individual who (i) manages the day-to-day affairs of a Partnership and (ii) meets the definition of “knowledgeable employee” in Rule 3c-5(a)(4) under the 1940 Act as if a Partnership were a “Covered Company” within the meaning of the Rule.

“1933 Act” means the Securities Act of 1933, as amended.

“1934 Act” means the Securities Exchange Act of 1934, as amended.

“1940 Act” means the Investment Company Act of 1940, as amended.

“Non-Accredited Investor” means a Managing Employee or other employee of Blackstone who does not meet the standards of an “accredited investor” under Rule 501(a)(5) or (6) of Regulation D.

“Order” means the order requested herein.

“Partner” means any partner or member of, or other investor in, a Partnership, including the General Partner unless otherwise specified.

“Partnerships” means the partnerships, limited liability companies or other investment vehicles identical in all material respects (other than investment objectives and strategies, form of organization and terms (i.e., the structural and operative provisions and other conditions contained in the constitutive documents of such Partnerships)) sponsored by Blackstone that may be offered in reliance on the Order.

“Partnership Agreement” means the partnership agreement or other organizational document of a Partnership.

“Portfolio Investments” mean all Partnership investments (which may be made directly or through a Blackstone Third Party Fund or a Third Party Sponsored Fund).

“Pretax Plan” means a pre-tax deferred or bonus compensation program.

“Qualified Investment Vehicle” means (i) a trust of which the trustee, grantor and/or beneficiary is an Eligible Employee, (ii) a partnership, corporation or other entity controlled by an Eligible Employee or (iii) a trust or other entity established solely for the benefit of Eligible Family Members of an Eligible Employee.

“Qualified Participant” means an individual or entity who or that (i) is an Eligible Family Member or a Qualified Investment Vehicle, and (ii) if such individual or entity is purchasing an Interest directly from the Partnership, except as permitted by Regulation D comes within one of the categories of an “accredited investor” under Rule 501(a) of Regulation D.

“Regulation D” means Regulation D under the 1933 Act.

“Third Party Investor” means any person or entity that is not affiliated with Blackstone and is a partner or other investor in a Blackstone Third Party Fund or Third Party Sponsored Fund.

“Third Party Sponsored Fund” means an investment fund or pooled investment vehicle for which entities or persons unaffiliated with Blackstone are the sponsors or investment advisers.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO APPLICATION

FOR AN ORDER

of

THE BLACKSTONE GROUP L.P.

Amendment No. 2 to Application pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940.

The Blackstone Group L.P., a Delaware limited partnership (the “Applicant” or the “Company”), hereby amends and restates in its entirety its application to the Securities and Exchange Commission (the “Commission”) pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an order (the “Order”) exempting certain future partnerships, limited liability companies or other investment vehicles identical in all material respects (other than investment objectives and strategies, form of organization and terms (i.e., the structural and operative provisions and other conditions contained in the constitutive documents of such Partnerships)) sponsored by the Applicant and/or its Affiliates (the “Partnerships”) from all provisions of the 1940 Act, except Section 9 and Sections 36 through 53, and the rules and regulations under the 1940 Act, as described herein. With respect to Sections 17(a), (d), (e), (f), (g) and (j) and 30(a), (b), (e) and (h) of the 1940 Act, and the rules and regulations thereunder, and Rule 38a-1 under the 1940 Act, the exemption is limited as set forth in this application (the “Application”).

No form having been prescribed by the rules and regulations of the Commission, the Applicant proceeds under Rule 0-2 of the 1940 Act.

The Partnerships will be established primarily for the benefit of Eligible Employees (defined below) of the Company or of any “Affiliate” (as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended (the “1934 Act”)) of the Company (such Affiliates together with the Company being hereinafter referred to as “Blackstone”) as part of a program designed to create capital building opportunities that are competitive with those at other financial services firms and to facilitate the recruitment of high caliber professionals. Blackstone will control the Partnerships within the meaning of Section 2(a)(9) of the 1940 Act. Each Partnership will comply with the terms and conditions of the Application.

All partners or members of, or other investors (the “Partners”), in the Partnerships other than the General Partner (the “Limited Partners” or “Participants”) will be informed that (i) interests in the Partnerships will be sold in a transaction exempt under Section 4(2) of the Securities Act of 1933, as amended (the “1933 Act”), or Regulation D (“Regulation D”) promulgated thereunder, and thus are offered without registration under the 1933 Act and the protections afforded by that law, and (ii) the Partnerships will be exempt from most provisions of the 1940 Act and from the protections afforded thereby.

Applicant believes that, in view of the facts described below and the conditions contained in this Application, concerns of abuse of investors and overreaching, which the 1940 Act was designed to prevent, will not be present.

PART I. STATEMENT OF FACTS

A statement of the facts relied upon as the basis for the action of the Commission herein requested is as follows:

Organization of the Partnerships

Blackstone is a leading global alternative asset manager and provider of financial advisory services. The alternative asset management businesses include the management of corporate private equity funds, real estate funds, funds of hedge funds, credit-oriented funds, collateralized loan obligation (“CLO”) vehicles and publicly-traded closed-end mutual funds. Blackstone also provides a wide range of financial advisory services, including corporate and mergers and acquisitions advisory, restructuring and reorganization advisory and fund placement services.

Each of the Partnerships will be a limited partnership, limited liability company, corporation, business trust or other entity organized under the laws of the State of Delaware or any other U.S. or non-U.S. jurisdiction. (A Partnership may be organized under the laws of a non-U.S. jurisdiction to facilitate the tax, legal, accounting and regulatory objectives of certain of Blackstone’s Eligible Employees.) The General Partner of each Partnership will be an Affiliate of the Company. The term “General Partner” shall hereinafter refer to any Affiliate that is or will be an Affiliate of the Company which acts as the general partner or manager of a Partnership or acts in a similar capacity, i.e., manages, operates and controls such Partnership.

Purposes

The Company intends to form Partnerships to enable Eligible Employees of Blackstone and their Qualified Participants (in each case, as defined below) to pool their investment resources and to receive the benefit of certain investment opportunities that come to the attention of Blackstone without the necessity of having each investor identify such opportunities and analyze their investment merit.1 In addition, the pooling of resources should allow the Limited Partners diversification of investments and participation in investments which usually would not be available to them as individual investors and the minimum investment level of which might otherwise be beyond their individual means. The Partnerships will each be an “employees’ securities company” as defined in Section 2(a)(13) of the 1940 Act.

Eligible Employees

Limited Partner interests or similar ownership interests in the Partnerships (“Interests”) will be offered without registration in transactions under a claim of exemption pursuant to Section 4(2) of the 1933 Act or Regulation D thereunder and will be sold only (i) to Eligible Employees, (ii) at the request of Eligible Employees and in the discretion of the General Partner, to Qualified Participants of such Eligible Employees or (iii) to Blackstone entities.2 As a result, prior to offering Interests to an Eligible Employee, the General Partner must reasonably believe that each Eligible Employee that is required to make an investment decision with respect to whether or not to participate, or to request that a related Qualified Participant be permitted to participate, in a Partnership will be a sophisticated investor capable of understanding and evaluating the risks of participating in such Partnership without the benefit of regulatory safeguards. The General Partner may impose more restrictive suitability standards in its sole discretion. Whenever a General Partner, a Blackstone entity, an Investment Manager (defined

[1]

Blackstone has in the past and may in the future sponsor and manage other investment vehicles for the benefit of certain current and former employees and other affiliated persons that rely on exemptions from the 1940 Act (e.g., Sections 3(c)(1) or 3(c)(7)). Such vehicles will not rely on the Order.

[2]

If the Applicant implements a Pretax Plan, as defined below, participation rights in such Pretax Plan will only be offered to Eligible Employees who are current employees or Consultants, as defined below, of Blackstone.

below) and any other person acting for or on behalf of the Partnerships is required or permitted to make a decision, take or approve an action, or omit to do any of the foregoing in such person’s discretion, then such person shall exercise such discretion in accordance with reasonableness and good faith and any fiduciary duties owed to the Partnership, its Participants and, if applicable, to Blackstone Third Party Funds and Third Party Investors (each as defined below) in such funds and related parties.

Participation in a Partnership will be voluntary on the part of the Eligible Employee. Eligible Employees may be offered the opportunity to participate in Partnerships through deferred or bonus compensation programs pursuant to which they will be granted awards of (i) Interests in a Partnership or (ii) economic interests substantially similar to those which would be achieved by direct investments in a Partnership of the deferred or bonus amounts.

A Blackstone entity may purchase Interests in a Partnership which it may award to Eligible Employees as bonus or similar compensation. Interests so acquired by Blackstone will be acquired for cash from the Partnership at the same time and at the same price as Interests offered to Limited Partners and will be voted in proportion to the votes of the other Limited Partners. The Blackstone entity may award these Interests at any time during the life of the Partnership to Eligible Employees as bonus or similar compensation. Such awards may be subject to vesting arrangements to be determined at the time.

The Applicant may also implement a deferred or bonus compensation program through, among other things, a pretax plan arrangement (“Pretax Plan”). If the Applicant implements the structure through a Pretax Plan, no investment vehicle will be formed with respect to such Pretax Plan. Pursuant to a Pretax Plan, Blackstone will enter into arrangements with certain Eligible Employees of Blackstone which will generally provide that (i) an Eligible Employee will defer a portion of his or her compensation payable by Blackstone, (ii) such deferred compensation will be treated as having been notionally invested in investments designated for these purposes pursuant to the specific compensation plan and (iii) an Eligible Employee will be entitled to receive cash, securities or other property at the times and in the amounts set forth in the specific compensation plan, where the aggregate amount received by such Eligible Employee would be based upon the investment performance of the investments designated for these purposes pursuant to such compensation plan. The Pretax Plan will not actually purchase or sell any securities. Because a Pretax Plan will be voluntary and contributory on the part of the Eligible Employees, it could be deemed to be an investment company for purposes of the 1940 Act even in the absence of the organization of an actual entity. Blackstone expects to offer, through any Pretax Plans, economic benefits comparable to what would have been offered in an arrangement where an investment vehicle is formed, and the Applicant requests that the Order sought herein be made applicable to any such Pretax Plan on the terms and conditions made applicable to a Partnership. For purposes of this Application, a Partnership will be deemed to be formed with respect to each Pretax Plan and each reference to “Partnership”, “capital contribution”, “General Partner”, “Limited Partner”, “loans” and “Interest” in this Application will be deemed to refer to the Pretax Plan, the notional capital contribution to the Pretax Plan, Blackstone, a participant of the Pretax Plan, notional loans and participation rights in the Pretax Plan, respectively.

In order to qualify as an “Eligible Employee,” (a) an individual must (i) be a current or former employee, officer, director or current Consultant (as defined below) of Blackstone and (ii) except for certain individuals who manage the day-to day affairs of the Partnership in question (“Managing Employees”)3 and a limited number of other employees of Blackstone4 (collectively, “Non-Accredited Investors”), meet the standards of an “accredited investor” under Rule 501(a)(5) or (6) of Regulation D, or (b) an entity must (i) be a current Consultant of Blackstone and (ii) meet the standards of an “accredited investor” under Rule 501(a) of Regulation D. A Partnership may not have more than 35 Non-Accredited Investors.

In the discretion of the General Partner and at the request of an Eligible Employee, Interests may be assigned by such Eligible Employee, or sold directly by the Partnership, to a Qualified Participant of an Eligible Employee. In order to qualify as a “Qualified Participant,” an individual or entity must (i) be an Eligible Family Member or Qualified Investment Vehicle (in each case as defined below), respectively, of an Eligible Employee and (ii) if purchasing an Interest from a Partnership, except as permitted by Regulation D and as discussed below, come within one of the categories of an “accredited investor” under Rule 501(a) of Regulation D. An “Eligible Family Member” is a spouse, parent, child, spouse of child, brother, sister or grandchild of an Eligible Employee, including step and adoptive relationships. A “Qualified Investment Vehicle” is (i) a trust of which the trustee, grantor and/or beneficiary is an Eligible Employee, (ii) a partnership, corporation or other entity controlled by an Eligible Employee or

[3]

A Managing Employee may invest in a Partnership if he or she meets the definition of “knowledgeable employee” in
Rule 3c-5(a)(4) under the 1940 Act with the Partnership treated as though it were a “Covered Company” for purposes of the Rule.

[4]

Such employees must meet the sophistication requirements set forth in Rule 506(b)(2)(ii) of Regulation D under the 1933 Act and may be permitted to invest his or her own funds in the Partnership if, at the time of the employee’s investment in a Partnership, he or she (a) has a graduate degree in business, law or accounting, (b) has a minimum of five years of consulting, investment banking or similar business experience, and (c) has had reportable income from all sources of at least $100,000 in each of the two most recent years and a reasonable expectation of income from all sources of at least $140,000 in each year in which such person will be committed to make investments in a Partnership. In addition, such an employee will not be permitted to invest in any year more than 10% of his or her income from all sources for the immediately preceding year in the aggregate in such Partnership and in all other Partnerships in which he or she has previously invested.

(iii) a trust or other entity established solely for the benefit of Eligible Family Members of an Eligible Employee. A Qualified Investment Vehicle that is not an accredited investor will be counted in accordance with Regulation D toward the 35 person limit for Non-Accredited Investors.

The inclusion of partnerships, corporations or other entities that are controlled by Eligible Employees who are individuals in the definition of Qualified Investment Vehicle is intended to enable these individuals to make investments in the Partnerships through personal investment vehicles over which they exercise investment discretion or other investment vehicles the management or affairs of which they otherwise control. Individuals often form these types of investment vehicles for the purpose of implementing their personal and family investment and estate planning objectives.

Depending upon the purpose the investment vehicle was intended to serve, the individual and/or the individual’s family members also may have a significant economic interest in the investment vehicle, but in any event the individual will exercise control over the entity through ownership of voting securities or otherwise. Accordingly, there is a close nexus between Blackstone and the investment vehicle through the individual who controls the vehicle.

Because of the requirements described above, Interests in each Partnership will be held by persons and entities with a close nexus to Blackstone through employment (or other ongoing relationship in the case of Consultants (as described below)) and/or family ties. However, the status of an individual or entity as a Qualified Participant will not be affected by the termination of employment or other relationship of the relevant Eligible Employee, except under the circumstances described below with respect to Consultants and under “Terms of the

Partnerships.”5 The General Partner will have the absolute right to purchase any Interest for its fair value if the General Partner determines in good faith that any Partner’s continued ownership of such Interest in a Partnership jeopardizes such Partnership’s status as an “employees’ securities company” under the 1940 Act; provided that the foregoing is without prejudice to any other rights the General Partner may have as a result of a breach of a representation or other agreement by a Partner.

In addition, in order to further ensure that the close nexus between the Partners of a Partnership and Blackstone is maintained, the terms of each Partnership Agreement (defined below) for a Partnership will provide that any Eligible Family Member participating in such Partnership (either through direct beneficial ownership of an Interest or as an indirect beneficial owner through a Qualified Investment Vehicle) cannot, in any event, be more than two generations removed from an Eligible Employee. If a person more than two generations removed (e.g., a great-grandchild) becomes the beneficial owner of an Interest, the Partnership will be required to repurchase the Interest from such person at fair value or otherwise cause such Interest to be transferred by such person for fair value.

It is anticipated that, at the sole discretion of the General Partner, current consultants or business or legal advisors of Blackstone may be offered the opportunity to participate in the Partnerships. Blackstone believes that persons or entities whom Blackstone has engaged on retainer to provide services and professional expertise on an ongoing basis as regular consultants or business or legal advisors to Blackstone (“Consultants”) share a community of interest with

[5]	As permitted under Section 2(a)(13) of the 1940 Act, Interests may be held by current and former employees, officers and directors of Blackstone and their Qualified Participants.

Blackstone and Blackstone’s employees. In order to participate in the Partnerships, Consultants will be required to be sophisticated investors who qualify as “accredited investors” under Rule 501(a)(5) or (6) of Regulation D (if a Consultant is an individual) or, if not an individual, meet the standards of an “accredited investor” under Rule 501(a) of Regulation D. Qualified Participants of Consultants may invest in a Partnership. If a Consultant is an entity (such as, for example, a law firm or consulting firm), and the Consultant proposes to invest in the Partnership through a partnership, corporation or other entity that is controlled by the Consultant, the individual participants in such partnership, corporation or other entity will be limited to senior level employees, members or partners of the Consultant who are responsible for the activities of the Consultant and will be required to qualify as “accredited investors” under Rule 501(a)(5) or (6) of Regulation D. In addition, such entities will be limited to businesses controlled by individuals who have levels of expertise and sophistication in the area of investments in securities that are comparable to other Eligible Employees who are employees, officers or directors of Blackstone and who have an interest in maintaining an ongoing relationship with Blackstone. Most importantly, the individuals participating through such entities will belong to that class of persons who will have access to the directors and officers of the General Partner and its Affiliates and/or the officers of Blackstone responsible for making investments for the Partnerships similar to the access afforded other Eligible Employees who are employees, officers or directors of Blackstone. Accordingly, there is a close nexus between Blackstone and such entities. Once a Consultant’s ongoing relationship with Blackstone is terminated, such Consultant and its Qualified Participants, if any, will not be permitted to retain their Interests in a Partnership.

Interests in each Partnership will be non-transferable except with the prior written consent of the General Partner, and, in any event, no person or entity will be admitted into the Partnership as a Partner unless such person or entity is (i) an Eligible Employee, (ii) a Qualified Participant of an Eligible Employee or (iii) a Blackstone entity.6 Consequently, the limitations on the transferability of Interests in the Partnership ensure that the community of interest among the Partners will continue through the life of the Partnership.

Only those employees who qualify as Eligible Employees would be able to participate in the Partnerships. Eligible Employees will be professionals with experience in investing, financial planning, securities brokerage, investment banking, asset management, business operations, banking, cash management or trust services or other similar areas, or in administrative, financial, tax, legal, accounting or operational activities related thereto. Many will have both undergraduate and graduate degrees.

Terms of the Partnerships

Blackstone has offered and proposes to continue to offer various investment programs for the benefit of its Eligible Employees.7 These programs may have varying structures including, without limitation, different Partnerships, or separate plans within the same Partnership or a master limited partnership in which one or more Partnerships and/or Blackstone invest as limited partners and a Blackstone entity serves as the general partner, and the terms of these programs are likely to differ from one another. Interests in these Partnerships will be sold without a sales load. A Partnership may have a set term or may have an indefinite life.

[6]

If the Applicant implements a proposed investment program through a Pretax Plan, an Eligible Employee’s participation rights in such Pretax Plan may not be transferred (other than to a Qualified Participant in the event of the Eligible Employee’s death).

[7]

A proposed investment program may be offered only to certain Eligible Employees, and if the Applicant implements such proposed investment program through a Pretax Plan, such investment program will be offered only to Eligible Employees who are current employees or Consultants of Blackstone.

While the terms of a Partnership will be determined by Blackstone in its discretion, these terms will be fully disclosed to each Eligible Employee and, if a Qualified Participant of such Eligible Employee is required to make an investment decision with respect to whether or not to participate in a Partnership, to such Qualified Participant, prior to the time such person or entity is admitted to the Partnership. Among other things, each Eligible Employee and, if a Qualified Participant of such Eligible Employee is required to make an investment decision with respect to whether or not to participate in a Partnership, such Qualified Participant, will be furnished with offering materials, including a copy of the partnership agreement or other organizational document (the “Partnership Agreement”) for the relevant Partnership or a description of the terms of the relevant Partnership,8 which will set forth at a minimum the following terms of the proposed investment program, if applicable:

(i) whether Blackstone will make a co-investment in the same portfolio securities as the Partnership, and the terms generally applicable to the Partnership’s investment as compared to those of Blackstone’s investment;

(ii) the maximum amount of capital contributions that a Participant will be required to make to the Partnership during the term of the relevant investment program, or the manner in which such amount will be determined, and the manner in which the capital contributions will be applied towards investments made, and expenses incurred, by the Partnership;

[8]

If the Applicant implements a proposed investment program through a Pretax Plan, Eligible Employees participating in such Pretax Plan will be furnished with a copy of the Pretax Plan, which will set forth at a minimum the same applicable terms of the proposed investment program as those that would have been set forth in a Partnership Agreement if a Partnership entity were to be formed, with such changes as are appropriate to reflect the fact that an entity is not formed in order to implement the Pretax Plan.

(iii) whether the General Partner or a Blackstone entity will offer to make any loans to a Participant to purchase the Interest in the Partnership and, if so, the terms of such loans;9

(iv) whether the General Partner, Blackstone or any employees of the General Partner or Blackstone will be entitled to receive any compensation from, or a performance-based fee (such as a “carried interest”)10 based on the gains and losses of, the investment program or of the Partnership’s investment portfolio and, if so, the terms of such compensation or performance-based fee;

(v) whether the General Partner or a Blackstone entity will acquire a senior or preferred limited partner interest or other senior equity interest in the Partnership or will make any capital contributions or loans to the Partnership and, if so, the terms applicable to the General Partner’s or the Blackstone entity’s investment in the Partnership or its extension of credit to the Partnership, provided that the applicable rate will be no less favorable than the rate obtainable in an arm’s-length transaction; any indebtedness of the Partnership, other than indebtedness incurred specifically on behalf of a Limited Partner

[9]

A Participant will not borrow from any person if such borrowing would cause any person not named in Section 2(a)(13) of the 1940 Act to own outstanding securities of a Partnership (other than short term paper).

[10]

A “carried interest” is an allocation to the General Partner, a Limited Partner or an Investment Manager based on net gains in addition to the amount allocable to any such entity in proportion to its invested capital. A General Partner, Limited Partner or Investment Manager that is registered as an investment adviser under the Advisers Act may charge a carried interest only if permitted by Rule 205-3 under the Advisers Act. Any carried interest paid to a General Partner, Limited Partner or Investment Manager that is not registered under the Advisers Act also may be paid only if permitted by Rule 205-3 under the Advisers Act as if such entity were registered under the Advisers Act.

where the Limited Partner has agreed to guarantee the loan or to act as co-obligor on the loan, will be the debt of the Partnership and without recourse to the Limited Partners; and whether the Partnership may borrow from an unaffiliated third party;11

(vi) the consequences to a Participant who defaults on such Participant’s obligation to fund required capital contributions to the Partnership (including whether such defaulting person’s Interest in existing and future investments will be affected and, if so, the nature of such effects), provided that the General Partner will not elect to exercise any alternative involving the forfeiture by the defaulting person of a portion of such person’s capital account if the General Partner determines that the defaulting person at the time of default is suffering from, or will suffer, severe hardship as a result of such forfeiture; and

(vii) whether any vesting and forfeiture provisions will apply to a Participant’s Interest in the Partnership and, if so, the terms of such vesting and forfeiture provisions.12

The organizational documents for and any other contractual arrangement regarding the Partnerships will not contain any provision which protects or purports to protect a Blackstone entity, any Investment Manager or their delegates against any liability to a Partnership or its security holders to which such person would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of such person’s duties, or by reason of such person’s reckless disregard of such person’s obligations and duties under such contract or organizational documents.

[11]

A Partnership will not lend funds to any Blackstone entity. No Partnership will borrow from any person if the borrowing would cause any person not named in Section 2(a)(13) of the 1940 Act to own outstanding securities of the Partnership (other than short term paper).

[12]

The offering documents will disclose such items as risk, leverage, and the manner of allocating profits and losses and distributions. Events that would trigger the dissolution of a Partnership and what would happen to a Partnership’s assets under dissolution will also be disclosed.

In an investment program that provides for vesting provisions, some or all of an Eligible Employee’s Interest at the commencement of the program will be treated as being “unvested,” and “vesting” will occur upon certain circumstances, including (i) through the passage of a specified period of time (for example, an Interest might vest over a three year period, 1/3 for each year), (ii) upon the occurrence of a specified event (for example, a change of control), or (iii) the making of periodic capital contributions to the Partnership (for example, a Participant with a $10,000 commitment may be considered to be 50% vested as a result of having made $5,000 in capital contributions to the Partnership). To the extent an Eligible Employee’s Interest is or becomes “vested,” the termination of such Eligible Employee’s relationship with Blackstone will not affect the Eligible Employee’s rights with respect to the vested portion of the Interest, unless certain specified events described in the following paragraph occur. The portion of an Eligible Employee’s Interest that is “unvested” at the time of termination of such Eligible Employee’s relationship with Blackstone may be subject to repurchase or cancellation by Blackstone or the imposition of different terms and conditions, as described in the offering documents related to the relevant Partnership. In any event, the consequences of the vesting and forfeiture provisions will not be more onerous than those set forth below.

Unless (x) an Eligible Employee’s relationship with Blackstone is terminated (or would have been eligible for termination) for cause (as defined in the applicable Partnership Agreement or by Blackstone from time to time pursuant to its internal policies relating to the termination of employment of Blackstone employees generally), or (y) a former Eligible Employee becomes employed by, or a partner in, consultant to or otherwise joins any firm that the General Partner determines, in its reasonable discretion, to be competitive with any business of Blackstone, or otherwise engages in conduct that the General Partner determines, in its reasonable discretion, to be detrimental to Blackstone, his or her vested Interest in the Partnership will not be affected in any manner. However, if the events described in clauses (x) or (y) above occur, the General Partner may deem the Eligible Employee’s entire Interest to be unvested and subject to repurchase or cancellation, as described below, or to the imposition of different terms and conditions, as described in the offering documents related to the relevant Partnership. In addition, if an Eligible Employee voluntarily resigns his or her employment with Blackstone or otherwise has his or her employment terminated for any other reason, any unvested Interest will similarly be subject to repurchase or cancellation, as described below, or the imposition of different terms and conditions, as described in the offering documents related to the relevant Partnership.13

In an investment program that does not provide for vesting provisions, an Eligible Employee’s entire Interest may be subject to repurchase or cancellation by the General Partner, as described below, or the imposition of different terms and conditions, as described in the offering documents related to the relevant Partnership, upon termination of such Eligible Employee’s relationship with Blackstone.

Upon any repurchase or cancellation of a former Eligible Employee’s Interest, the General Partner will at a minimum pay to the Eligible Employee the lesser of (i) the amount

[13]

Blackstone may elect to allow an Eligible Employee whose employment relationship is voluntarily or involuntarily terminated to retain his or her Interest in a Partnership subject to the imposition of new terms regarding management fees and/or incentive compensation, distributions, leverage and responsibility for future capital commitments. These new terms would generally be the same as the terms applicable to an investment by a Third Party Investor in a Blackstone Third Party Fund that the Partnership invests side-by-side with and would be disclosed in the offering documents of the applicable Partnership.

actually paid by the Eligible Employee to acquire the Interest plus interest less those amounts returned to the Eligible Employee as distributions, and (ii) the fair market value, determined at the time of repurchase or cancellation in good faith by the General Partner, of such Interest. If the terminated Limited Partner financed any part of his or her acquisition of an Interest or capital commitment thereunder by borrowing from a Blackstone entity, upon such repurchase or cancellation the entire amount of the loan may come due. Blackstone shall be entitled to offset against the payment for a purchased or cancelled Interest (i) any outstanding principal amount of, and unpaid interest on, any loans made by Blackstone to such Eligible Employee to acquire such Interest and (ii) the costs of repurchasing such Interest, such as legal fees and administrative expenses. In addition, if the Eligible Employee has pledged such Interest to secure any such loan, Blackstone may foreclose upon such Interest upon any failure to repay such loan when due.

The terms described above as to the vesting and forfeiture of Interests will apply equally to any Qualified Participant of an Eligible Employee under the circumstances where such Eligible Employee has triggered such provisions.

A Partnership may permit a Partner to purchase or redeem Interests at any time and from time to time, at the discretion of the General Partner, as described in the Partnership’s Partnership Agreement and offering documents.

Registration of an Investment Adviser Pursuant to the Investment Advisers Act of 1940

The Blackstone entity acting as the investment adviser to a Partnership, including, if applicable, the General Partner, will be registered as an investment adviser under the Advisers Act, if required under applicable law. The determination as to whether a General Partner or other investment adviser that is an Affiliate of the Company is required to register under the Advisers Act will be made by Blackstone; no relief in respect of such determination is requested herein.

Investments and Operations

Each of the Partnerships will operate as a diversified or non-diversified, closed-end investment company of the management type within the meaning of the 1940 Act; provided, that the governing documents of a Partnership may provide for periodic subscriptions and redemptions. The investment objective of each Partnership and whether it will operate as a diversified or non-diversified closed-end vehicle may vary from Partnership to Partnership, and will be set forth in the offering documents relating to the specific Partnership.14 Partnerships may be expected to seek capital appreciation through speculative and high-risk investments in securities (including debt and equity partnership interests) associated with, among other things, leveraged buyouts, venture capital investments, private placements, bankrupt entities, hedge funds, bridge loans, real estate and other similar situations. Potential investments for the Partnerships include a wide variety of U.S. and non-U.S. assets, including but not limited to public and private debt and equity securities, real estate, commodity futures, derivatives and other financial instruments and assets.

In that regard, Partnerships that are structured as closed-end vehicles will be utilized to facilitate the participation of Eligible Employees and Qualified Participants alongside Blackstone Third Party Funds that pursue “illiquid” investment strategies (e.g., long-term investments in

[14]

If the Applicant implements a proposed investment program through a Pretax Plan, the investments that will be designated for purposes of such investment program are expected to be primarily equity and equity-related investments. Other types of investments may be designated if first approved by senior management of Blackstone.

privately-held companies or real estate assets), although in certain circumstances the governing documents of such Partnerships, to the extent established to facilitate the participation of Eligible Employees and Qualified Participants alongside Blackstone Third Party Funds that pursue more “liquid” investment strategies (e.g., investments in publicly-traded securities and/or other instruments with readily available market quotations), may provide for periodic subscriptions and redemptions. It is anticipated that any such Partnerships that provide for periodic redemptions will do so in a manner such that each Partner thereof may redeem its Interests in such Partnership at approximately net asset value on the redemption date in a manner consistent with Section 22 of the 1940 Act and the rules thereunder. The net asset value of an Interest in a Partnership will be determined by dividing the value of the total assets of the Partnership, less all of its liabilities, including accrued fees and expenses, by the total Interests outstanding. Because certain of the Partnerships that provide for periodic subscriptions and redemptions may also invest in a portion of its assets in illiquid securities, it is possible that the value of some of such Partnerships’ investments may not be readily available. Under those circumstances, the General Partner will determine the fair value of the security based on information available to the General Partner. As a general principle, the fair value of a security will reflect the amount that the General Partner determines that the Partnership might reasonably expect to receive for the security upon the orderly sale or disposition of the security, based on information available at the time that the General Partner believes to be reliable.

Investments may be made either directly or indirectly through one or more other pooled investment vehicles (including private funds relying on Sections 3(c)(1) and 3(c)(7) of the 1940

Act)15 and registered investment companies sponsored or managed by Blackstone or by third parties.16 Pending investment of capital contributions, reinvestment of proceeds of investments and distribution of proceeds to Participants, a Partnership’s funds may be invested in short-term investments. A Partnership may utilize leverage as part of its investment operations. All Partnership investments are referred to herein collectively as “Portfolio Investments.”

The General Partner of each Partnership will manage, operate and control that Partnership. However, the General Partner will be authorized to delegate investment management responsibility with respect to the acquisition, management and disposition of Portfolio Investments to a Blackstone entity or to a group of Blackstone employees (the “Investment Manager”). As described above, any Blackstone entity that is delegated the responsibility of making investment decisions for the Partnership will be registered as an investment adviser under the Advisers Act (or, in the case of a group of Blackstone employees, be reflected in the Form ADV of the applicable Blackstone entity) if required under applicable law. The ultimate responsibility for the Partnerships’ investments delegated to an Investment Manager will remain with the General Partner. In addition, the General Partner of a Partnership may, in the case of certain investment programs, contribute substantial funds to the Partnerships or to entities (including Blackstone Third Party Funds) in which the Partnership will invest, in addition to the capital contributions of the Partnerships’ Limited Partners, for Portfolio Investments.

[15]

Applicant is not requesting any exemption from any provision of the 1940 Act or any rule thereunder that may govern a Partnership’s eligibility to invest in a Portfolio Investment (defined below) relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act or the Portfolio Investment’s status under the 1940 Act.

[16]

In addition, one Partnership may also invest in another Partnership. For example, a Partnership established under non-U.S. law may be organized primarily for non-U.S. Eligible Employees that would invest in a Partnership established under U.S. law primarily with U.S. resident Eligible Employees in order to more efficiently address U.S. or non-U.S. tax issues.

The General Partner will provide Partners of the Partnerships access to information concerning their Partnership’s operations and results as described below under “Reports and Accounting.” A Partnership may directly engage, or the General Partner may delegate to and pay, Affiliates or unaffiliated third parties to provide administrative, bookkeeping, financial statement and tax accounting and other services.

Investment programs may be structured in which a Partnership will co-invest in a portfolio company (or a pooled investment vehicle) with Blackstone or with or in an investment fund or separate account, organized primarily for the benefit of investors who are not affiliated with Blackstone,17 over which a Blackstone entity exercises investment discretion or which is sponsored by a Blackstone entity (a “Blackstone Third Party Fund”). Side-by-side investments held by a Blackstone Third Party Fund, or by a Blackstone entity in a transaction in which the Blackstone investment was made pursuant to a contractual obligation to a Blackstone Third Party Fund, will not be subject to the restrictions contained in Condition 3 in Part III – Applicant’s Conditions, below. All other side-by-side investments held by Blackstone entities will be subject to the restrictions contained in Condition 3 below.

Applicant believes that the interests of the Eligible Employees participating in a Partnership will be adequately protected even in situations where Condition 3 does not apply. In structuring a Blackstone Third Party Fund, it is common for the unaffiliated investors of such

[17]

These unaffiliated investors include U.S. and non-U.S. institutional investors such as public and private pension funds, foundations, endowments, and corporations, and high net worth individuals resident in and outside of the United States.

fund to require that Blackstone invest its own capital in fund investments, either through the fund or on a side-by-side basis, and that such Blackstone investments be subject to substantially the same terms as those applicable to the fund’s investments. It is important to Blackstone that the interests of the Blackstone Third Party Fund take priority over the interests of the Partnerships, and that the activities of the Blackstone Third Party Fund not be burdened or otherwise affected by activities of the Partnerships. If Condition 3 were to apply to Blackstone’s investment in these situations, the effect of such a requirement would be to indirectly burden the Blackstone Third Party Fund with the requirements of Condition 3. In addition, the relationship of a Partnership to a Blackstone Third Party Fund, in the context of this Application, is fundamentally different from such Partnership’s relationship to Blackstone. The focus of, and the rationale for, the protections contained in this Application are to protect the Partnerships from any overreaching by Blackstone in the employer/employee context, whereas the same concerns are not present with respect to the Partnerships vis-a-vis the investors of a Blackstone Third Party Fund.

It is also possible that an investment program may be structured in which a Partnership will invest directly in an investment fund or pooled investment vehicle for which entities or persons unaffiliated with Blackstone are the sponsors or investment advisers (a “Third Party Sponsored Fund”). In connection with such an investment, the Third Party Sponsored Fund may permit the Partnership to invest only if a Blackstone entity (including, in certain circumstances, a Blackstone Third Party Fund) will co-invest with the Partnership in the Third Party Sponsored Fund. In addition, a Blackstone entity (including, in certain circumstances, a Blackstone Third Party Fund) may choose to co-invest with a Partnership in a Third Party Sponsored Fund even if there is no requirement to do so. The Partnership’s investment (excluding a Blackstone entity’s co-investment) will not exceed 50% of the combined amount of the Partnership’s and a Blackstone entity’s investment in the Third Party Sponsored Fund. The Partnership and the Blackstone entity (other than a Blackstone Third Party Fund), as provided in Condition 3, will co-invest in a lock-step manner in the Third Party Sponsored Fund. Such a Blackstone entity’s co-investment in the Third Party Sponsored Fund may take the form of an investment in a third party sponsored investment fund or pooled investment vehicle, or an investment in a Partnership. In such a situation, the Partnership may be required to pay its share of management, performance and other fees and expense reimbursements to the sponsor of the Third Party Sponsored Fund on terms that are no less favorable than those applicable to such Blackstone entity (taking into account differences in investment structure). Fees and expenses may be paid by the Partnership directly to the sponsor of the Third Party Sponsored Fund or to the Blackstone entity in reimbursement of payments made by it in respect of the Partnership’s participation in the Third Party Sponsored Fund. A Blackstone entity’s (other than a Blackstone Third Party Fund’s) co-investment in a Third Party Sponsored Fund will be subject to the restrictions contained in Condition 3 below. The General Partner will not delegate management and investment discretion for the Partnership to the sponsor of the Third Party Sponsored Fund. The ultimate responsibility for the Partnership’s investments will remain with the General Partner; however, the Third Party Sponsored Fund may provide for limited termination rights and therefore the General Partner may be unable to terminate a Partnership’s involvement in the Third Party Sponsored Fund without breaching the investment contract or triggering contractual remedies in favor of the sponsor of the Third Party Sponsored Fund. For the avoidance of doubt, nothing in this paragraph requires a Blackstone entity to co-invest with a Partnership in a Third Party Sponsored Fund, and to the extent permitted by the applicable Third Party Sponsored Fund, a Partnership may invest therein without such a co-investment.

A Partnership will not acquire any security issued by a registered investment company if immediately after such acquisition such Partnership will own more than 3% of the outstanding voting stock of the registered investment company.

Subject to the terms of the applicable Partnership Agreement, a Partnership will be permitted to enter into transactions involving (i) a Blackstone entity, (ii) a portfolio company, (iii) any Partner or person or entity affiliated with a Partner, (iv) a Blackstone Third Party Fund, or (v) any person or entity who is not affiliated with Blackstone and is a partner or other investor in a Blackstone Third Party Fund or a Third Party Sponsored Fund (each, a “Third Party Investor”). Such transactions may include, without limitation, the purchase or sale by the Partnership of an investment, or an interest therein, from or to any Blackstone entity or Blackstone Third Party Fund, acting as principal. With regard to such transactions, the General Partner or board of directors (or similar body) of the General Partner or any committee serving similar functions of the General Partner (the “Board”) must determine prior to entering into such transaction that the terms thereof are fair to the Partners participating in the relevant investment program and the Partnership, in addition to satisfying any requirements in the organizational document for the Blackstone Third Party Fund or the Third Party Sponsored Fund.

A Blackstone entity (including the General Partner), acting as an agent or broker, may receive placement fees, advisory fees or other compensation from a Partnership or a portfolio company in connection with the purchase or sale by the Partnership of securities (paid directly or indirectly by a Blackstone Third Party Fund or a Third Party Sponsored Fund); provided that such placement fees, advisory fees or other compensation from a Partnership can be deemed to be “usual and customary” in the manner described below.18

[18]	If the Applicant implements a proposed investment program through a Pretax Plan, the Pretax Plan will not actually purchase or sell any securities.

For purposes of this Application, the Blackstone entity will be permitted to charge such fees or otherwise receive such compensation in a transaction from a Partnership, and such fees or other compensation will be deemed to be “usual and customary,” only if (i) the Partnership is purchasing or selling securities (directly or indirectly) alongside other unaffiliated third parties (including Blackstone Third Party Funds or Third Party Investors) who are also similarly purchasing or selling securities, (ii) the fees or other compensation that are being charged to the Partnership (directly or indirectly) are also being charged (on a pro rata basis) to the unaffiliated third parties (including Blackstone Third Party Funds or Third Party Investors), and (iii) the amount of securities being purchased or sold by the Partnership (directly or indirectly) does not exceed 50% of the total amount of securities being purchased or sold by the Partnership (directly or indirectly) and the unaffiliated third parties (including Blackstone Third Party Funds and Third Party Investors).

A comparison of brokerage commissions or other remuneration charged by a Blackstone entity can readily be made to that charged by other firms for providing execution services for comparable trades of similar securities on an exchange during a comparable period of time, as required under Rule 17e-l under the 1940 Act. However, such comparisons are not as feasible or readily determinable in the context of compensation for investment banking services, such as financial advisory fees and private placement fees. Fees for investment banking services are extremely transaction specific and reflect the scope and nature of the services (and the “value added” component) furnished by the particular investment banking firm to the particular transaction. These transaction- and firm-specific factors make it inherently difficult to establish a universe of “comparables” with the compensation earned by other firms. Applicant believes that the interests of the Eligible Employees participating in a Partnership will be adequately protected because the requirement described in clause (ii) above ensures that the amount of such compensation will be determined on the basis of arm’s-length negotiations between unaffiliated parties.

In addition, a Blackstone entity (including the General Partner) may provide a full range of financial services or asset management or other services, as well as provide financing in the form of debt or equity or other financial instruments, and receive fees or other compensation and expense reimbursement in connection therewith, from entities in which a Partnership (directly or indirectly) makes an investment, from competitors of such entities or from other unaffiliated persons or entities. Such fees or other compensation may include, without limitation, commitment fees, advisory fees, underwriting fees, placement fees, organization or success fees, financing fees, management fees, performance-based fees, fees for brokerage and clearing services, and compensation in the form of carried interests entitling the Blackstone entity to share disproportionately in income or capital gains or similar compensation. A Blackstone entity may also engage in market-making activities with respect to the securities of entities in which a Partnership makes an investment or competitors of such entities. Employees of Blackstone may serve as officers or directors of such entities pursuant to rights held by a Partnership or Blackstone to designate such officers or directors, and receive officers’ and directors’ fees and expense reimbursement in connection with such services. Any such fees or other compensation or expense reimbursement received by Blackstone will generally not be shared with any Partnership. A Blackstone entity, the General Partner, the Investment Manager and any other person acting for or on behalf of a Partnership shall act in the best interest of the Partnership and its Participants.

Reports and Accounting

The General Partner of each Partnership will send its Partners annual financial statements within 120 days after the end of the fiscal year of the Partnership or as soon as practicable thereafter.19 The annual financial statements of each Partnership will be audited by independent certified public accountants, except under certain circumstances in the case of Partnerships formed to make a single Portfolio Investment.20 For purposes of this requirement, “audit” shall have the meaning specified in Rule 1-02(d) of Regulation S-X. In addition, to enable Participants to determine the U.S. federal and state income tax consequences of their investments, as soon as practicable after the end of each tax year of a Partnership, the General Partner will send to each

[19]

If the Applicant implements a proposed investment program through a Pretax Plan, Blackstone will prepare an informational statement with respect to the investments deemed to be made by such Pretax Plan, including, with respect to each investment, the name of the portfolio company and the amount deemed invested by such Pretax Plan in the portfolio company. Such informational statement will have been audited. Blackstone will send each participant of such Pretax Plan a separate statement based on the audited informational statement within 120 days after the end of the fiscal year of Blackstone or as soon as practicable thereafter.

[20]

In such cases, audited financial statements will be prepared for either the Partnership or the entity that is the subject of the Portfolio Investment. The latter may be appropriate where the costs of preparing audited financial statements for the Partnership, which would be borne by the Partnership (and indirectly by the Limited Partners), would outweigh the benefits of providing such statements. If audited financial statements were prepared for the entity that is the subject of a Portfolio Investment, a Limited Partner would be able to understand the financial condition of the Partnership by reviewing the Partnership’s unaudited financial statements along with the audited financial statements prepared for such entity. Because the audited statements for the Partnership would necessarily rely on the audited statements prepared for such entity, the additional expenses incurred to audit the Partnership’s statements would not be expected to provide a meaningful amount of additional information regarding the Partnership’s financial condition. Where a Partnership is formed to make a single Portfolio Investment, that Portfolio Investment will not be a Section 3(c)(7) fund unless all of the Limited Partners in such a Partnership are qualified purchasers within the meaning of section 2(a)(51) of the 1940 Act.

Partner who was a Partner at any time during the fiscal year then ended a report showing such Partner’s share of income, gains, losses, credits, deductions, and other tax items for U.S. federal and state income tax purposes, resulting from the Partnership’s operations during that year.

In addition, the Partnership will provide Participants with such information as may be reasonably necessary to enable each non-U.S. Participant to prepare his or her non-U.S. income tax returns, provided that the Participant has notified the General Partner of the specific information required by the jurisdiction or jurisdictions for which such Participant will be preparing income tax returns reasonably in advance of the time that such information will be required, and provided that complying with the information request does not impose an undue or disproportionate burden on the General Partner.

PART II. REQUEST FOR ORDER

Applicable 1940 Act Provisions

Section 2(a)(13) of the 1940 Act defines “employees’ securities company” as:

Any investment company or similar issuer all of the outstanding securities of which (other than short-term paper) are beneficially owned (A) by the employees or persons on retainer of a single employer or of two or more employers each of which is an affiliated company of the other, (B) by former employees of such employer or employers, (C) by members of the immediate family of such employees, persons on retainer or former employees, (D) by any two or more of the foregoing classes of persons, or (E) by such employer or employers together with any one or more of the foregoing classes of persons.

Section 6(b) of the 1940 Act provides, in part, that the Commission may, by order upon application, conditionally or unconditionally exempt any “employees’ securities company” from the provisions of the 1940 Act and the rules and regulations thereunder, if and to the extent that such exemption is consistent with the protection of investors. Section 6(b) provides that the Commission will consider, in determining the provisions of the 1940 Act from which the company should be exempt, the company’s form of organization and capital structure, the persons owning and controlling its securities, the price of the company’s securities and the amount of any sales load, how the company’s funds are invested, and the relationship between the company and the issuers of the securities in which it invests.

Section 7 of the 1940 Act generally prohibits investment companies that are not registered under Section 8 of the 1940 Act from selling or redeeming their securities. Section 6(e) of the 1940 Act provides that the Commission may determine as necessary or appropriate in the public interest or for the protection of investors that, in connection with any order exempting an investment company from Section 7 of the 1940 Act, certain provisions of the 1940 Act shall be applicable to such investment company and to other persons in their transactions and relations with such company, as though such company were a registered investment company.

Section 9 of the 1940 Act limits persons who can act as employees, officers, directors, members of the advisory board, investment advisers and depositors of registered investment companies and provides the Commission with certain administrative powers to enforce the 1940 Act.

Section 17 of the 1940 Act generally limits certain affiliated and joint transactions between an investment company and certain affiliated persons of the investment company, its principal underwriter or affiliated persons of such persons or underwriter. Section 17 also sets forth standards for custody arrangements for an investment company’s securities as well as requirements for fidelity bonding, liability limitations for directors, officers and investment advisers and a code of ethics for such investment company.

Section 17(a) of the 1940 Act, among other things, generally prohibits certain persons affiliated with an investment company, acting as principal, from knowingly selling any security or other property to the investment company or knowingly purchasing a security or other property from the investment company. Among the persons precluded from dealing as principal with an investment company under Section 17(a) are: (a) any affiliated person of the investment company; and (b) any affiliated person of an affiliated person of the investment company.

Section 17(d) of the 1940 Act and Rule 17d-1 promulgated thereunder, in the absence of an order granted by the Commission, preclude any affiliated person of an investment company, or any affiliated persons of such a person, acting as principal, from effecting any transaction in connection with any joint enterprise or other joint arrangement in which the company is a participant.

Section 17(e) of the 1940 Act, in the absence of an order granted by the Commission, precludes any affiliated person of an investment company, or any affiliated persons of such a person, acting as agent or broker, from receiving any compensation in connection with the purchase or sale of property or securities to or from the company other than the usual and customary brokerage commissions or underwriting fees. Rule 17e-1 promulgated thereunder provides that such compensation may be deemed usual and customary if certain conditions are met, including certain actions and approvals by a majority of the directors who are not interested persons as set forth in Rule 17e-1(b). Rule 17e-1(c) provides that the board of directors of an investment company must satisfy the fund governance standards of Rule 0-1(a)(7).

Section 17(f) of the 1940 Act requires each investment company to place and maintain its securities only in the custody of certain qualified custodians. Rule 17f-1 promulgated under Section 17(f) specifies the requirements that must be satisfied for an investment company to maintain custody of its securities and similar investments with a company that is a member of a national securities exchange. Rule 17f-2 promulgated under Section 17(f) allows an investment company to act as self-custodian, subject to certain requirements.

Section 17(g) of the 1940 Act requires that certain officers or employees of an investment company who have access to such company’s securities or funds be bonded by a reputable fidelity insurance company against larceny and embezzlement in amounts as prescribed in Rule 17g-1 promulgated thereunder. Rule 17g-l requires that a majority of directors who are not interested persons take certain actions and give certain approvals relating to fidelity bonding. Paragraph (g) of Rule 17g-1 sets forth certain materials relating to the fidelity bond that must be filed with the Commission and certain notices relating to the fidelity bond that must be given to each member of the investment company’s board of directors. Paragraph (h) of Rule 17g-1 provides that an investment company must designate one of its officers to make the filings and give the notices required by paragraph (g). Paragraph (j) of Rule 17g-1 exempts a joint insured bond provided and maintained by an investment company and one or more other parties from the prohibitions on joint transactions contained in Section 17(d) of the 1940 Act. Paragraph (j)(3) of Rule 17g-1 provides that the board of directors of an investment company must satisfy the fund governance standards of Rule 0-1(a)(7).

Section 17(j) and paragraph (b) of Rule 17j-1 make it unlawful for certain enumerated persons to engage in fraudulent or deceptive practices in connection with the purchase or sale of a security held or to be acquired by a registered investment company. Rule 17j-l also requires that every registered investment company adopt a written code of ethics and that every access person of a registered company report personal securities transactions.

Section 30 of the 1940 Act sets forth the periodic financial reporting requirements for an investment company to its shareholders and the Commission. Section 30(h) sets forth certain reporting requirements applicable to key shareholders, directors, officers, the investment adviser and affiliated persons of the investment adviser of a closed-end investment company pursuant to Section 16 of the 1934 Act.

Sections 36 through 53 of the 1940 Act deal generally with the Commission’s rule-making, investigation and enforcement powers under the 1940 Act and the rules and regulations thereunder.

Rule 38a-1 requires investment companies to adopt, implement and periodically review written policies and procedures reasonably designed to prevent violation of the federal securities laws and to appoint a chief compliance officer.

Discussion

Section 6(b) provides that the Commission shall exempt employees’ securities companies from the provisions of the 1940 Act to the extent that such exemption is consistent with the protection of investors. Section 6(e) provides that in connection with any order exempting an investment company from any provision of Section 7, certain specified provisions of the 1940 Act shall be applicable to such company, and to other persons in their transactions and relations with such company, as though such company were registered under the 1940 Act, if the Commission deems it necessary. On the basis of the foregoing statement of facts, the Applicant submits that the action of the Commission herein requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the 1940 Act for the following reasons:

1. each Partnership will be an “employees’ securities company” as such term is defined in Section 2(a)(13) of the 1940 Act; all persons who will be officers and directors of the

General Partner will be directors, officers or other appropriate employees of Blackstone and all Limited Partners of such Partnership will be Eligible Employees and/or their Qualified Participants; each Eligible Employee will be an “accredited investor” pursuant to the requirements set forth in Rule 501(a)(5) or (6) of Regulation D, except for a maximum of 35 Non-Accredited Investors; and the fact that no sales load, advisory fee or compensation (other than the management fee, the carried interest and/or other compensation provided for in the applicable Partnership Agreement, if any) is payable directly or indirectly to the General Partner by such Partnership;

2. with respect to each Partnership, the substantial community of economic and other interests among Blackstone, the General Partner and the Participants of such Partnership, taking into consideration the concern of Blackstone with the morale of its personnel and the importance to Blackstone of attracting and retaining its personnel, and the absence of any public group of investors;

3. the fact that any investment program for a Partnership will be conceived and organized by persons who may be investing, directly or indirectly, or may be eligible to invest, in such Partnership and will not be promoted to Eligible Employees by persons outside of Blackstone seeking to profit from fees for investment advice or from the distribution of securities;

4. the potentially burdensome aspects of compliance, including the requirement that an application be filed each and every time each Partnership considers a (i) co-investment with Blackstone, or (ii) purchase or sale to or from Blackstone; and the imposition of a burden of unnecessary expenditures both of money and time on the part of the General Partner of such Partnership and on the part of such Partnership, and to some extent on the part of the staff of the Commission, in light of the substantial protections afforded to the Participants of such Partnership with respect to such matters as independent accountants, the furnishing of reports to Participants of such Partnership, and in the conditions and other restrictions on such Partnership’s operations contained in this Application;

5. the fact that Eligible Employees will be professionals with experience in investing, financial planning, securities brokerage, investment banking, asset management, business operations, banking, cash management or trust services or other similar areas, or in administrative, financial, tax, legal, accounting or operational activities related thereto, who meet the current standard of “accredited investor” under the requirements set forth in Rule 501(a)(5) or (6) of Regulation D (except as described above) and, in the reasonable belief of the General Partner, are each equipped by experience and education to understand and evaluate the structure, management and plan of each Partnership as compared to other investment opportunities, to understand and evaluate the merits and risks of investing in such Partnership and to understand that Interests in such Partnership are being offered without registration under the 1940 Act and the 1933 Act and the protections afforded thereby; and

6. the relief sought is similar to the relief granted by the Commission to employees’ securities companies in Project Capital 1995, LLC, Docket No. 813-164, Release Nos. IC-22650 (Apr. 30, 1997) [notice] and IC-22688 (May 28, 1997) [order]; RGIP, LLC and Ropes & Gray, Docket No. 813-160, Release Nos. IC-23053 (Mar. 2, 1998) [notice] and IC-23092 (Mar. 30, 1998) [order]; Hambrecht & Quist Employee Venture Fund, L.P., Docket No. 813-176, Release Nos. IC-23396 (Aug. 21, 1998) [notice] and IC-23438 (Sept. 16, 1998) [order]; WS Investment Company, LLC, Docket No. 813-252, Release Nos. IC-25173 (Sept. 25, 2001) [notice] and IC-25146 (Aug. 29, 2001) [order]; Greenwich Street Employees Fund, L.P., et al.,

Docket No. 813-202, Release Nos. IC-25324 (Dec. 21, 2001) [notice] and IC-25367 (Jan. 16, 2002) [order]; GDC Partners Fund, LLC, Docket No. 813-240, Release Nos. IC-25768 (Oct. 15, 2002) [notice] and IC-25801 (Nov. 12, 2002) [order]; GC&H Investments, LLC, Docket No. 813-272, Release Nos. IC-25799 (Nov. 8, 2002) [notice] and IC-25843 (Dec. 4, 2002) [order]; Opal Private Equity Fund, LP and Schottenstein, Zox & Dunn Co., L.P.A., Docket No. 813-356, Release Nos. IC-27612 (Dec. 27, 2006) [notice] and IC-27675 (Jan. 23, 2007) [order]; and Raymond James Employee Investment Fund I, L.P., Raymond James Employee Investment Fund II, L.P., RJEIF, Inc. and Raymond James Financial, Inc., Docket No. 813-326, Release Nos. IC-28012 (Oct. 11, 2007) [notice] and IC-28043 (Nov. 6, 2007) [order].

WHEREFORE, the Applicant respectfully requests that the Commission enter an Order pursuant to Sections 6(b) and 6(e) of the 1940 Act exempting any Partnerships from all provisions of the 1940 Act, except Section 9 and Sections 36 through 53, and the rules and regulations under the 1940 Act. With respect to Sections 17(a), (d), (e), (f), (g) and (j) and 30(a), (b), (e) and (h) of the 1940 Act, and the rules and regulations thereunder, and Rule 38a-1 under the 1940 Act, the exemption is limited as set forth in this Application.

Section 17(a) - The Applicant requests an exemption from Section 17(a) of the 1940 Act to the extent necessary to (a) permit a Blackstone entity or a Blackstone Third Party Fund (or any affiliated person of such Blackstone Third Party Fund), acting as principal, to engage in any transaction directly or indirectly with any Partnership or any company controlled by such Partnership; (b) permit any Partnership to invest in or engage in any transaction with any Blackstone entity or Blackstone Third Party Fund, acting as principal, (i) in which such Partnership, any company controlled by such Partnership or any Blackstone entity or Blackstone Third Party Fund has invested or will invest, or (ii) with which such Partnership, any company controlled by such Partnership or any Blackstone entity or Blackstone Third Party Fund is or will become otherwise affiliated; and (c) permit any Third Party Investor, acting as principal, to engage in any transaction directly or indirectly with a Partnership or any company controlled by the Partnership. The transactions to which any Partnership is a party will be effected only after a determination by the Board that the requirements of Condition l below have been satisfied. In addition, these transactions will be effected only to the extent not prohibited by the applicable Partnership Agreement.

The principal reason for the requested exemption is to ensure that each Partnership will be able to invest in companies, properties, or vehicles in which Blackstone, or its employees, officers, directors or Consultants, may make or have already made an investment.

The relief is also requested to permit each Partnership the flexibility to deal with its Portfolio Investments in the manner the General Partner deems most advantageous to all Participants in the Partnership, or as required by Blackstone or the Partnership’s other co-investors, including without limitation borrowing funds from a Blackstone entity, restructuring its investments, having its investments redeemed, tendering such Partnership’s securities or negotiating options or implementing exit strategies with respect to its investments. Without an exemption, Section 17(a) may restrict a Partnership in its ability to negotiate such favorable terms. Indeed, without the requested relief the General Partner may be unable to achieve the best possible returns for such Partnership or to effectuate the investment program contemplated by Blackstone, such Partnership and its Partners. The requested exemption is also sought to ensure that each Partnership or any company controlled by such Partnership will have the ability to buy and sell securities in underwritten offerings in which a Blackstone entity participates.

Furthermore, the requested exemption is sought to ensure that a Blackstone Third Party Fund or a Third Party Investor will not directly or indirectly become subject to a burden, restriction, or other adverse effect by virtue of a Partnership’s participation in an investment opportunity. Without this exemption, a Blackstone Third Party Fund or a Third Party Investor may be restricted in its ability to engage in transactions with a Partnership’s portfolio companies, which would not have been the case had such Partnership not invested in such portfolio companies.

In addition to seeking the relief described above, the Applicant requests a specific exemption from Section 17(a) so that Partnerships are permitted (i) to invest in money-market funds or similar accounts advised or underwritten by a Blackstone entity, (ii) to purchase short-term instruments from, or sell such instruments to, a Blackstone entity or (iii) to enter into repurchase agreements with a Blackstone entity. A Partnership will pay no fee (other than any customary transaction charges also applicable to unaffiliated parties in similar transactions) in connection with the purchase of short-term instruments from a Blackstone entity. Any assets of a Partnership invested in a money-market fund or similar account advised or underwritten by a Blackstone entity will only be subject to those fees that are charged to unaffiliated parties investing in the money-market fund or similar account.21

An exemption from Section 17(a) is consistent with the policy of each Partnership and the protection of investors and is necessary to promote the basic purpose of such Partnership, as more fully discussed with respect to Section 17(d) below. The Participants in each Partnership

[21]	The Applicant is not requesting any relief under the 1940 Act that may be necessary for the money-market funds or similar accounts to engage in the described transactions.

will be fully informed of the possible extent of such Partnership’s dealings with Blackstone, and, as successful professionals with experience in investing, financial planning, securities brokerage, investment banking, asset management, business operations, banking, cash management or trust services or other similar areas, or in administrative, financial, tax, legal, accounting or operational activities related thereto, will be able to understand and evaluate the attendant risks. The community of interest among the Participants in each Partnership, on the one hand, and Blackstone, on the other hand, is the best insurance against any risk of abuse.

The considerations described above will protect each Partnership and will limit the possibilities of conflict of interest and abuse of the type that Section 17(a) was designed to prevent. Consistent with the foregoing, the Applicant agrees to abide by the conditions set forth below to the relief requested from Section 17(a). In addition, the Applicant, on behalf of the Partnerships, acknowledges that any transactions otherwise subject to Section 17(a) of the 1940 Act, for which exemptive relief has not been requested, would require a Commission order. The requested relief will not extend to any transactions between a Partnership and any person who is not an employee, officer or director of Blackstone or is an entity outside of Blackstone and is an affiliated person of a Partnership as defined in Section 2(a)(3)(E) of the 1940 Act (“Advisory Person”) or any affiliated person of such person.

Section 17(d) and Rule 17d-1 - The Applicant requests an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to the extent necessary to permit affiliated persons of each Partnership (including without limitation the General Partner, Blackstone, Affiliates of Blackstone and a Blackstone Third Party Fund), or affiliated persons of any of these persons (including without limitation the Third Party Investors) to participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which a Partnership or a company controlled by such Partnership is a participant. The exemption requested would permit, among other things, co-investments by each Partnership and by individual members or employees, officers, directors, or Consultants of Blackstone making their own individual investment decisions apart from Blackstone.

Compliance with Section 17(d) would prevent each Partnership from achieving a principal purpose, which is to provide a vehicle for Eligible Employees to co-invest with Blackstone or, to the extent permitted by the terms of the applicable Partnership Agreement, with other employees, officers, directors, or Consultants or Blackstone entities, including, or with, a Blackstone Third Party Fund. Because of the number and sophistication of the potential Participants in a Partnership and persons affiliated with such Participants, compliance with Section 17(d) would cause such Partnership to forego investment opportunities simply because a Participant in such Partnership or other affiliated person of such Partnership (or any affiliate of such a person) also had, or contemplated making, a similar investment.

It is likely that suitable investments will be brought to the attention of a Partnership because of its affiliation with Blackstone’s large capital resources and its experience in structuring complex transactions. In addition, attractive investment opportunities of the types considered by a Partnership often require each participant in the transaction to make available funds in an amount that may be substantially greater than those that may be available to such Partnership alone. As a result, the only way in which a Partnership may be able to participate in such opportunities may be to co-invest with other persons, including its affiliates.

In this regard, it should be noted that each Partnership will primarily be organized for the benefit of the employee Participants, as an incentive for them to remain with Blackstone and for the generation and maintenance of goodwill. The Applicant believes that, if co-investments with

Blackstone are prohibited, the appeal of a Partnership for Eligible Employees would be significantly diminished. Eligible Employees have indicated a desire to participate in such co-investment opportunities because they believe that (a) the resources of Blackstone enable it to analyze investment opportunities to an extent that Eligible Employees would have neither the time nor resources to duplicate, (b) investments made by Blackstone will not be generally available to investors even of the financial status of the Eligible Employees, and (c) Eligible Employees will be able to pool their investment resources, thus achieving greater diversification of their individual investment portfolios.

Furthermore, the requested relief is sought to ensure that a Blackstone Third Party Fund or a Third Party Investor will not directly or indirectly become subject to a burden, restriction, or other adverse effect by virtue of a Partnership’s participation in an investment opportunity. Without this exemption, a Blackstone Third Party Fund or a Third Party Investor may be restricted in its ability to engage in transactions with a Partnership’s portfolio companies, which would not have been the case had such Partnership not invested in such portfolio companies.

The flexibility to structure co-investments and joint investments in the manner described above in the context of employees’ securities companies will not involve abuses of the type Section 17(d) and Rule 17d-1 were designed to prevent. The concern that permitting co-investments by Blackstone, on the one hand, and a Partnership on the other, might lead to less advantageous treatment of such Partnership, is mitigated by the fact that (a) Blackstone, in addition to its stake through the General Partner and its co-investment, if any, will be acutely concerned with its relationship with the personnel who invest in such Partnership, and (b) officers, directors and key employees of Blackstone entities will be investing in such Partnership.

In summary, the requested relief under Section 17(d) of the 1940 Act is necessary in light of the purpose of each Partnership. Given the criteria for Eligible Employees and the conditions with which the Partnerships have agreed to comply, the requested relief is appropriate in light of the purposes of the 1940 Act.

The Applicant specifically acknowledges that the General Partner in managing a Partnership and any Investment Managers are subject to Sections 9, 36 and 37 of the 1940 Act, and that the foregoing persons will, at all times, comply with the requirements of such Sections of the 1940 Act. The requirements of such Sections are specifically incorporated by reference in this Application.

The considerations described above will protect each Partnership and will limit the possibilities of conflict of interest and abuse of the type which Section 17(d) was designed to prevent. Consistent with the foregoing, the Partnerships agree to abide by the conditions set forth below to the relief requested from Section 17(d) and Rule 17d-1. In addition, the Applicant, on behalf of the Partnerships, acknowledges that any transactions otherwise subject to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, for which an order has not been requested, would require specific approval by the Commission. The relief requested under Rule 17d-1 will not extend to any transaction in which an Advisory Person, or an affiliated person thereof, has an interest.

Section 17(e) and Rule 17e-1 - Section 17(e) of the 1940 Act and Rule 17e-1 under the 1940 Act limit the compensation an affiliated person may receive when acting as agent or broker for a registered investment company. The Applicant requests an exemption from Section 17(e) to the extent necessary to permit a Blackstone entity (including the General Partner), acting as an agent or broker, to receive placement fees, advisory fees or other compensation from a

Partnership (directly or indirectly) in connection with the purchase or sale by the Partnership of securities; provided that such placement fees, advisory fees or other compensation can be deemed to be “usual and customary” in the manner described below.

For purposes of this Application, the Blackstone entity will be permitted to charge such fees or to otherwise receive such compensation in a transaction from a Partnership, and such fees or other compensation will be deemed to be “usual and customary,” only if (i) the Partnership is purchasing or selling securities (directly or indirectly) alongside other unaffiliated third parties (including Blackstone Third Party Funds or Third Party Investors) who are also similarly purchasing or selling securities, (ii) the fees or other compensation that are being charged to the Partnership (directly or indirectly) are also being charged (on a pro rata basis) to the unaffiliated third parties (including Blackstone Third Party Funds or Third Party Investors), and (iii) the amount of securities being purchased or sold by the Partnership (directly or indirectly) does not exceed 50% of the total amount of securities being purchased or sold by the Partnership (directly or indirectly) and the unaffiliated third parties (including Blackstone Third Party Funds or Third Party Investors).

Compliance with Section 17(e) would prevent a Partnership from participating in a transaction in which Blackstone, for other business reasons, does not wish it to appear as if the Partnership is being treated in a more favorable manner (by being charged lower fees) than unaffiliated third parties also participating in the transaction. The concerns of overreaching and abuse that Section 17(e) and Rule 17e-1 were designed to prevent are alleviated by the conditions that ensure that (i) the fees or other compensation paid by a Partnership to a Blackstone entity are those negotiated at arm’s length with unaffiliated third parties and (ii) the unaffiliated third parties have as great or greater an interest as the Partnership in the transaction as a whole.

The Applicant also requests an exemption from Rule 17e-1(c) to the extent necessary to permit each Partnership to comply with Rule 17e-1 without the necessity of complying with the fund governance standards defined in Rule 0-1(a)(7). A Partnership will not have directors; that role will be filled by the Board. Since all the Board members will be affiliated persons, without the relief requested, a Partnership could not comply with Rule 17e-1.

Similarly, the Applicant requests an exemption from Rule 17e-1 to the extent necessary to permit each Partnership to comply with Rule 17e-l without the necessity of having a majority of the Board who are not “interested persons” take such actions and make such approvals as are set forth in Rule 17e-l(b). Since all the Board members will be affiliated persons, without the relief requested, a Partnership could not comply with Rule 17e-l(b). Specifically, each Partnership will comply with Rule 17e-1 by having a majority of the Board members take such actions and make such approvals as are set forth in Rule 17e-1. Each Partnership will otherwise comply with all other requirements of Rule 17e-1.

Section 17(f) - The Applicant requests an exemption from Section 17(f) and Rule 17f-1 to the extent necessary to permit a Blackstone entity to act as custodian without a written contract. Because there will be such a close association between each Partnership and Blackstone, requiring a detailed written contract would expose such Partnership to unnecessary burden and expense. Furthermore, any securities owned by a Partnership held by a Blackstone entity required to have a broker’s blanket bond will have the protection of fidelity bonds. Thus, it does not appear that any written contract is necessary. In addition, an exemption is requested from the terms of Rule 17f-1(b)(4), as the Applicant does not believe the expense of retaining an independent accountant to conduct periodic verifications is warranted given the community of interest of all the parties involved and the existing requirement for an independent annual audit. Except as set forth above, each Partnership will otherwise comply with the provisions of Rule 17f-1.

Rule 17f-2 under the 1940 Act specifies the requirements that must be satisfied for a registered management investment company to act as a custodian of its own investments. Applicant requests relief from Section 17(f) of the 1940 Act and Rule 17f-2 to permit the following exceptions from the requirements of Rule 17f-2: (a) a Partnership’s investments may be kept in the locked files of the General Partner (or a Blackstone entity) for purposes of paragraph (b) of this rule; (b) for purposes of paragraph (d) of the rule, (i) employees of the General Partner (or a Blackstone entity) will be deemed to be employees of the Partnerships, (ii) officers or managers of the General Partner of a Partnership (or a Blackstone entity) will be deemed to be officers of the Partnership and (iii) the Board will be deemed to be the board of directors of the Partnership; and (c) in place of the verification procedure under paragraph (f) of the rule, verification will be effected quarterly by two employees of the General Partner (or a Blackstone entity). With respect to certain Partnerships, some of their investments may be evidenced only by partnership agreements, participation agreements or similar documents, rather than by negotiable certificates that could be misappropriated. Applicant asserts that, for such a Partnership, these instruments are most suitably kept in the files of the General Partner (or a Blackstone entity), where they can be referred to as necessary.

Section 17(g) and Rule 17g-1 - The Applicant requests exemption from the requirement, contained in Rule 17g-1 promulgated under Section 17(g), that a majority of the “directors” of the Partnerships who are not “interested persons” of the respective Partnerships (as defined in the

1940 Act) take certain actions and make certain approvals concerning bonding and request instead that such actions and approvals be taken by the Board, regardless of whether it is (or each of its members are) deemed to be an interested person of the Partnerships. Because the General Partner will be affiliated with the Partnership, the General Partner will be an “interested person” of the Partnership, and a Partnership could not comply with rule 17g-1 without the requested relief. The Applicant submits that relieving it and the Partnerships from the requirement under Rule 17g-l that certain matters be acted upon by “directors” who are not “interested persons” is entirely consistent with relieving them of their obligation under Section 10(a) to have a General Partner who is not an “interested person.” The Partnerships will comply with all other requirements of Rule 17g-1, except that the Applicant requests an exemption from the requirements of paragraphs (g) and (h) of Rule 17g-l relating to the filing of copies of fidelity bonds and related information with the Commission and relating to the provision of notices to the board of directors, and an exemption from the requirements of paragraph (j)(3) of Rule 17g-1 that the Partnerships comply with the fund governance standards defined in
Rule 0-1(a)(7).

The Applicant believes that the filing requirements are burdensome and unnecessary as applied to the Partnerships. The General Partner will maintain the materials otherwise required to be filed with the Commission by paragraph (g) of Rule 17g-1 and agrees that all such material will be subject to examination by the Commission and its staff. The General Partner will designate a person to maintain the records otherwise required to be filed with the Commission under paragraph (g) of the Rule. The Applicant submits that no purpose would be served in complying with the requirements of the Rule related to filing information with the Commission. While filing information related to fidelity bonds may serve to protect public investors, as an employees’ securities company a Partnership will not have public investors. Exempting the

Partnerships from these provisions does not diminish investor protections, as Eligible Employees will still receive the protections offered by the Partnerships’ compliance with the other provisions of Rule 17g-1. Moreover, the Partnerships will not be making other filings with the Commission, such as those related to a registration statement, and no purpose would be served by establishing filing requirements solely for Rule 17g-l.

In addition, the Applicant maintains that the notices otherwise required to be given to each member of the board of directors of an investment company by paragraph (g) of Rule 17g-1 would be unnecessary as the Partnerships will not have boards of directors. The Board is the functional equivalent of the board of directors of an investment company. As stated above, the General Partner appoints the person responsible for maintaining and has access to all the information that would otherwise be filed with the Commission under paragraph (g) of the Rule. The information that would otherwise be filed with the Commission under paragraph (g) of the Rule includes the full scope of the information for which notices would otherwise be given to the board of directors under the Rule. It therefore would be unnecessary to give notices to the Board regarding this information.

For the same reasons, the Applicant believes that the requirements relating to disinterested directors and their counsel in paragraph (j)(3) of Rule 17g-1 are burdensome and unnecessary as applied to the Partnerships. As discussed above, the Partnerships will have no boards of directors, and it therefore is not feasible to require approval of joint fidelity bonds by disinterested directors of the Partnerships. Moreover, in light of the purpose of the Partnerships and the community of interest among the Partnerships and between the Partnerships and the General Partner, the Applicant believes that little purpose would be served by this requirement even if it were feasible.

Section 17(j) and Rule 17j-1 - Section 17(j) and Rule 17j-1 require that every registered investment company and the investment adviser of and principal underwriter for the investment company adopt a written code of ethics approved by the board of directors of the investment company that contains provisions reasonably necessary to prevent “access persons” from violating the anti-fraud provisions of the Rule. Under Rule I7j-1, the investment company’s access persons must report to the investment company with respect to transactions in any security in which the access person has, or by reason of the transaction acquires, any direct or indirect beneficial ownership in such security, which reports the investment company must retain in its records. In addition, the investment company’s “investment personnel” must obtain pre-transaction clearance for certain securities transactions and the investment company’s board must consider and review an annual report certifying compliance with the Code.

The Applicant requests an exemption from Section 17(j) and Rule 17j-1 (except Rule 17j-1(b)) because the requirements contained therein are burdensome and unnecessary. Requiring each Partnership to adopt a written code of ethics and requiring access persons to report each of their securities transactions (including the attendant record review and retention procedures) would be time consuming and expensive, and would serve little purpose in light of, among other things, the community of interest among the Participants in such Partnership by virtue of their common association with Blackstone; the substantial and largely overlapping protections afforded by the conditions with which such Partnership has agreed to comply; the concern of Blackstone that personnel who participate in such Partnership actually receive the benefits they expect to receive when investing in such Partnership; and the fact that the investments of such Partnership will be investments that usually would not be available to the Participants in such Partnership, including those Participants who would be deemed access persons, as individual investors. Accordingly, the requested exemption is consistent with the purposes of the 1940 Act, because the dangers against which Section 17(j) and Rule 17j-1 are intended to guard are not present in the case of any Partnership. Moreover, no exemption is requested from the general anti-fraud provisions of Rule 17j-1(b). The relief requested will extend only to entities within Blackstone and is not requested with respect to any Advisory Person.

Sections 30(a), (b) and (e) - Sections 30(a), 30(b) and 30(e), and the rules under those sections, generally require that registered investment companies prepare and file with the Commission and mail to their shareholders certain periodic reports and financial statements. The forms prescribed by the Commission for periodic reports have little relevance to a Partnership and would entail administrative and legal costs that outweigh any benefit to the Participants in such Partnership. Also, due to the size, public presence and reputation of Blackstone, the public availability of such reports may lead investors to draw unwarranted inferences from the information contained in such reports. The pertinent information contained in these reports will be furnished to the Participants in a Partnership, the only class of people truly interested in such material. In view of the community of interest among all parties affiliated with a Partnership and the fact that Interests in such Partnerships are not available to the public, but rather to a specific group of people only, it would seem that the protection afforded by Sections 30(a) and (b) (i.e., public dissemination of information to ensure orderly markets and equality of information among the public) is not relevant to such Partnerships or their operations. Consequently, the Applicant requests that the exemptive relief be granted. Each Partnership would report annually to its Participants in the manner described herein.

Exemptive relief is also requested under Section 30(e) to the extent necessary to permit each Partnership to report annually to the Participants in such Partnerships in the manner referenced above. A Partnership may actively trade portfolio securities and/or may hold a relatively small number of privately placed investments over long periods of time. Such investments require sophisticated and complex valuations. In view of the foregoing, and in light of the lack of trading or public market for the Interests, it is respectfully submitted that to allow annual, rather than semi-annual, reports would be consistent with the protection of investors and the policies fairly intended by the 1940 Act.

Section 30(h) - Section 30(h) of the 1940 Act requires that every officer, director, member of an advisory board, investment adviser or affiliated person of an investment adviser of a closed-end investment company be subject to the same duties and liabilities as those imposed upon similar classes of persons under Section 16(a) of the 1934 Act. As a result, the General Partner of each Partnership and others who may be deemed members of an advisory board of such Partnership may be required to file Forms 3, 4 and 5 with respect to such Partnership, even though no trading market for the Interests would exist and transferability of such Interests would be severely restricted. These filings are unnecessary for the protection of investors and burdensome to those required to make them. Because there would be no trading market, and the transfers of Interests are severely restricted, the purpose intended to be served by Section 16(a) is not apparent. Accordingly, exemption is requested from the requirements of Section 30(h) to the extent necessary to exempt the General Partner of each Partnership, directors and officers of the General Partner and any other persons who may be deemed members of an advisory board or investment adviser (and affiliated persons thereof) of such Partnership from filing Forms 3, 4 and 5 under Section 16 of the 1934 Act with respect to such Partnership.

Rule 38a-1 - Rule 38a-l requires investment companies to adopt, implement and periodically review written policies and procedures reasonably designed to prevent violation of the federal securities laws and to appoint a chief compliance officer. Each Partnership will comply with Rule 38a-1(a), (c) and (d), except that (i) since the Partnership does not have a board of directors, the board of directors or other governing body of the General Partner will fulfill the responsibilities assigned to the Partnership’s board of directors under the Rule; (ii) since the board of directors or other governing body of the General Partner does not have any disinterested members, approval by a majority of the disinterested board members required by Rule 38a-1 will not be obtained; and (iii) since the board of directors or other governing body of the General Partner does not have any disinterested directors, the Partnerships will comply with the requirement in Rule 38a-1(a)(4)(iv) that the chief compliance officer meet with the independent directors by having the chief compliance officer meet with the board of directors or other governing body of the General Partner as constituted.

PART III. APPLICANT’S CONDITIONS

Applicant agrees that any order granting the requested relief will be subject to the following conditions:

1. Each proposed transaction otherwise prohibited by Section 17(a) or Section 17(d) and Rule 17d-1 to which a Partnership is a party (the “Section 17 Transactions”) will be effected only if the Board determines that:

(a) the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to the Partners of the participating Partnership and do not involve overreaching of such Partnership or its Partners on the part of any person concerned; and

(b) the Section 17 Transaction is consistent with the interests of the Partners of the participating Partnership, such Partnership’s organizational documents and such Partnership’s reports to its Partners.

In addition, the Board will record and will preserve a description of all Section 17 Transactions, the Board’s findings and the information or materials upon which the Board’s findings are based and the basis for the findings. All such records will be maintained for the life of the Partnership and at least six years thereafter, and will be subject to examination by the Commission and its staff. Each Partnership will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.

2. The Board will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for such Partnership, or any affiliated person of such a person, promoter or principal underwriter.

3. The General Partner will not make on behalf of a Partnership any investment in which a “Co-Investor” with respect to any Partnership (as defined below) has acquired or proposes to acquire the same class of securities of the same issuer, where the investment involves a joint enterprise or other joint arrangement within the meaning of Rule 17d-1 in which such Partnership and the Co-Investor are participants, unless any such Co-Investor, prior to disposing of all or part of its investment, (a) gives such General Partner sufficient, but not less than one day’s, notice of its intent to dispose of its investment; and (b) refrains from disposing of its investment unless the participating Partnership holding such investment has the opportunity to dispose of its investment prior to or concurrently with, on the same terms as, and on a pro rata basis with, the Co-Investor. The term “Co-Investor” with respect to any Partnership means any person who is: (a) an “affiliated person” (as defined in Section 2(a)(3) of the 1940 Act) of such Partnership (other than a Blackstone Third Party Fund); (b) a Blackstone entity; (c) an officer, director or partner of a Blackstone entity; or (d) an entity (other than a Blackstone Third Party Fund) in which the Company or an Affiliate acts as a general partner or has a similar capacity to control the sale or other disposition of the entity’s securities. The restrictions contained in this condition, however, shall not be deemed to limit or prevent the disposition of an investment by a Co-Investor: (a) to its direct or indirect wholly-owned subsidiary, to any company (a “Parent”) of which such Co-Investor is a direct or indirect wholly-owned subsidiary, or to a direct or indirect wholly-owned subsidiary of its Parent; (b) to immediate family members of such Co-Investor, including step and adoptive relationships, or to a trust or other investment vehicle established for any such immediate family member; (c) when the investment is comprised of securities that are listed on any exchange registered as a national securities exchange under Section 6 of the 1934 Act; (d) when the investment is comprised of securities that are NMS securities pursuant to Section 11A(a)(2) of the 1934 Act and Rule 600(a) of Regulation NMS thereunder; (e) when the investment is comprised of securities that are listed on or traded on any foreign securities exchange or board of trade that satisfies regulatory requirements under the law of the jurisdiction in which such foreign securities exchange or board of trade is organized similar to those that apply to a national securities exchange or a national market system for securities; or (f) when the investment is comprised of securities that are government securities as defined in Section 2(a)(16) of the 1940 Act.

4. Each Partnership and its General Partner will maintain and preserve, for the life of such Partnership and at least six years thereafter, such accounts, books, and other documents as constitute the record forming the basis for the audited financial statements that are to be provided to the Participants in such Partnership, and each annual report of such Partnership required to be sent to such Participants, and agree that all such records will be subject to examination by the Commission and its staff. Each Partnership will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.

5. The General Partner of each Partnership will send to each Participant in that Partnership, at any time during the fiscal year then ended, Partnership financial statements audited by such Partnership’s independent accountants, except under certain circumstances in the case of a Partnership formed to make a single Portfolio Investment. In such cases, the Partnership may send unaudited financial statements, but each Participant will receive financial statements of the single Portfolio Investment audited by such entity’s independent accountants. At the end of each fiscal year, the General Partner will make a valuation or have a valuation made of all of the assets of the Partnership as of such fiscal year end in a manner consistent with customary practice with respect to the valuation of assets of the kind held by the Partnership. In addition, within 120 days after the end of each fiscal year of each Partnership or as soon as practicable thereafter, the General Partner will send a report to each person who was a Participant at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the Participant of his, her or its U.S. federal and state income tax returns and a report of the investment activities of the Partnership during that fiscal year.

6. If a Partnership makes purchases or sales from or to an entity affiliated with the Partnership by reason of an officer, director or employee of Blackstone (a) serving as an officer, director, general partner or investment adviser of the entity, or (b) having a 5% or more investment in the entity, such individual will not participate in the Partnership’s determination of whether or not to effect the purchase or sale.

PART IV. CONCLUSION

For the foregoing reasons, Applicant requests an order under Sections 6(b) and 6(e) of the 1940 Act exempting any Partnerships from all provisions of the 1940 Act, except Section 9 and Sections 36 through 53, and the rules and regulations under the 1940 Act. With respect to Sections 17(a), (d), (e), (f), (g) and (j) and 30(a), (b), (e) and (h) of the 1940 Act, and the rules and regulations thereunder, and Rule 38a-1 under the 1940 Act, the exemption is limited as set forth in the Application. It is respectfully submitted that the protections provided in the sections of the 1940 Act from which exemptions have been requested are not necessary, appropriate, or consistent with the protection of investors provided by the 1940 Act in view of the substantial community of interest among all the parties and the fact that each Partnership is an “employees’ securities company” as defined in Section 2(a)(13) of the 1940 Act.

The resolution required by Rule 0-2(c)(2) under the 1940 Act for the Applicant is attached as Exhibit A hereto.

On the basis of the foregoing, the Applicant submits that all the requirements contained in Rule 0-2 under the 1940 Act relating to the signing and filing of this Amendment No. 2 to the Application have been complied with and that the undersigned, who has signed and filed this Amendment No. 2 to the Application on behalf of the Applicant, is fully authorized to do so.

Dated: May 27, 2010

THE BLACKSTONE GROUP L.P.

By:	Blackstone Group Management L.L.C., as general partner

By:	/S/ HAMILTON E. JAMES
Name:	Hamilton E. James
Title:	President and Chief Operating Officer

The undersigned, Hamilton E. James, states that he has duly executed the attached Amendment No. 2 to the Application for an order pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940, dated May 27, 2010, for and on behalf of The Blackstone Group L.P.; that he is the President and Chief Operating Officer of Blackstone Group Management L.L.C., the general partner of The Blackstone Group L.P.; and that all action by members, directors and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/S/ HAMILTON E. JAMES
Name:	Hamilton E. James
Title:	President and Chief Operating Officer

EXHIBIT A

Authorizing Resolution

The following resolution was adopted on March 22, 2007 by the unanimous written consent of the Board of Directors of Blackstone Group Management L.L.C., the general partner of The Blackstone Group L.P. (the “Partnership”):

RESOLVED, that any Authorized Officer be and hereby is authorized and empowered to negotiate, enter into and execute, for and in the name of the Partnership, any and all agreements, assignments, contracts, and other instruments relating to the business of the Partnership that the General Partner is authorized to negotiate, enter into and execute for and on behalf of the Partnership; provided, however, that such authorization shall not apply in connection with any transaction, activity or instrument that requires, under the Limited Partnership Agreement, the Limited Liability Company Agreement, the charter of any committee of the Board of Directors, any standing resolutions of the Board of Directors or any committee thereof or any specific resolution of the Board of Directors or any committee thereof, the approval of the Board of Directors or of any committee thereof or of any specifically designated officer or officers.